Form 4
FORM 4 [ ]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Files pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Mark Bertelsen KANA Software, Inc. 181 Constitution Dr. Menlo Park, CA 94025 US	2. Issuer Name and Ticker or Trading Symbol KANA Software, Inc. (KANA)		6. Relationship of Reporting Person(s) to Issuer Director ________________________
	3. IRS or Social Security Number of Reporting Person (voluntary)	4. Statement for Month/Day/Year 4/8/2003	7. Individual or Joint/Group Filing Form filed by One Reporting Person
5. If Amendment, Date of Original (Month/Day/Yr) Original Date N/A

Table I-Non-Derivative Securities Acquired,Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date if any (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	(A) or (D)	Price
Common Stock								316	D
Table II-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date if any (Month/Day/Year)	4. Transaction Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Ex-piration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s)	10. Ownership Form of Derivative Security: Direct(D)or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Non-Qualified Stock Option (right to buy)	$4.4600	04/08/03		A	V	4,000 (1)			04/07/13	Common Stock	4,000			D
Non-Qualified Stock Option (right to buy)	$4.4600	04/08/03		A	V	96,000 (2)			04/07/13	Common Stock	96,000		100,000	D
Explanation of Responses
(1) This option vests in equal semi-annual installments over 4 years with vesting starting April 8, 2003. In the event of a change in control of at least 50% of the voting stock of the Company, and in conjunction with an involuntary termination of the optionee's service to the Company (and/or its successor) as a director, then the remaining unvested shares shall immediately vest. (2)This option vests monthly over 4 years. In the event of a change in control of at least 50% of the voting stock of the Company, and in conjunction with an involuntary termination of the optionee's service to the Company (and/or its successor) as a director, then the remaining unvested shares shall immediately vest.

**Intentional misstatements or omissions of facts constiute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15U.S.C. 78ff(a).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Signature of Reporting Person: Mark A. Bertelsen	Date: 4/9/2003